As filed with the Securities and Exchange Commission on November 5, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934




                            New Skies Satellites N.V.

                              Rooseveltplantsoen 4
                                2517 KR The Hague
                                 The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                            Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                   No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): .............................N/A................

                                                       New Skies Satellites Logo


                          New Skies Reports Solid Third
                            Quarter 2003 Performance

THE HAGUE, Netherlands, November 5, 2003 - New Skies Satellites N.V. (AEX, NYSE:
NSK), the global satellite communications company, today reported financial results for the three- and nine-month periods ended September 30, 2003. Revenues for the quarter were $54.1 million, EBITDA (adjusted)(1) (earnings before interest, taxes, depreciation and amortization) was $30.1 million, both up 11% from the third quarter in the previous year, and net income was $2.7 million.

Highlights

-----------------------------------------------------------------------------------
                                         3 months ended         9 months ended
                                          September 30           September 30
US$ millions                            2003        2002       2003        2002
                                        ----        ----       ----        ----
(except per share amounts)
Revenues                                $54.1       $48.7     $160.8     $149.7
Net income (loss)                         2.7         3.5        9.4       (9.1)(2)
EBITDA (adjusted)                        30.1        27.0       89.7       82.5
EBITDA (adjusted) margin                  56%         55%        56%         55%
Basic and diluted earnings per share     0.02        0.03       0.08      (0.07)(2)
-----------------------------------------------------------------------------------

New Skies CEO Dan Goldberg said:

         "I am pleased to report that the solid performance New Skies achieved in the first half of this year continued through the third quarter, with revenues, EBITDA (adjusted) and positive free cash flow significantly higher relative to the same period last year. Notwithstanding what continues to be a difficult market for satellite services, both revenues and EBITDA (adjusted) increased 11% compared to the third quarter, 2002.


------------
(1) See definition of EBITDA (adjusted) and "Reconciliation of EBITDA (adjusted) to net income (loss)" in "Note 1 of Notes to the consolidated quarterly financial information".

(2) Net loss for the nine-month period ended September 30, 2002 included the non-cash impact of the cumulative effect of change in accounting principle of $23.4 million relating to goodwill. Excluding this goodwill charge, net income for the nine-month period ended September 30, 2002 was $14.3 million and the basic and diluted earnings per share was $0.11.


         "Additionally, given that the bulk of the payments associated with our two newest satellites - NSS-6 and NSS-7 - are behind us, we have moved into a strong free cash flow position. In this regard, we generated $25.9 million of positive free cash flow in the third quarter and $62.0 million for the first nine months of this year, compared to negative free cash flow of $10.9 million and $93.6 million, respectively, for the same periods last year. In addition, New Skies continues to have a healthy balance sheet, and indeed was debt free at the end of last quarter. As anticipated, increased depreciation expenses from our new satellites resulted in lower net income.

         "Although we have grown our business meaningfully throughout the year, there is no escaping the fact that market conditions remain challenging. An excess of satellite capacity in most markets and soft demand for communications services more broadly is resulting in significant competition among satellite operators and placing downward pressure on transponder rates. That said, we knew this would be the case at the outset of the year and fashioned our strategy accordingly. For this reason, I am pleased to say that New Skies in 2003 is on course to achieve results consistent with both the financial guidance ranges we gave at the outset of this year as well as record revenue performance."

For the three and nine months ended September 30, 2003, New Skies achieved the following financial results:

o Revenues for the three months ended September 30, 2003 grew 11 percent, or $5.4 million, to $54.1 million as compared to $48.7 million for the same period in 2002. For the first nine months of the year, revenues were $160.8 million, an increase of $11.1 million, or 7 percent, compared to $149.7 million in 2002.

o Operating expenses, excluding depreciation, increased $2.3 million for the quarter, and $3.9 million for the nine months ended September 30, 2003, as compared to the same periods in 2002. These net increases are primarily due to increased in-orbit insurance costs and stock compensation expense(3), partially offset by savings arising from careful management of our discretionary costs.

o Net income for the third quarter 2003 was $2.7 million compared to $3.5 million in the same period in the prior year. The decrease primarily relates to an increase in depreciation in the quarter of $4.4 million, predominantly stemming from the launch of the NSS-6 satellite. Net income for the nine-month period ended September 30, 2003 was $9.4 million compared to a net loss of $9.1 million in the same period in the prior year. Net loss for the nine months ended September 30, 2002 included the non-cash impact of the cumulative effect of change in accounting principle of $23.4 million relating to goodwill. Excluding this goodwill charge, net income for the nine-month period ended September 2002 was $14.3 million.

------------
(3) Effective January 1, 2003 New Skies adopted the fair value based method of accounting for stock compensation under SFAS 123. See Note 4 of Notes to the consolidated quarterly financial information.

o In the third quarter 2003, EBITDA (adjusted) increased by $3.1 million, or 11 percent, to $30.1 million compared to $27.0 million for the same period in the prior year. EBITDA (adjusted) for the nine months ended September 30, 2003 was $89.7 million, as compared to $82.5 million for the same period in 2002, reflecting an increase of $7.2 million or 9 percent.

o The company achieved a positive free cash flow (4) position of $25.9 million in the third quarter 2003 compared to negative free cash flow of $10.9 million in the same period in 2002. Free cash flow for the nine months ended September 30, 2003 was $62.0 million compared to negative cash flow of $93.6 million in the same period in the prior year.

o Backlog at the end of the third quarter 2003 was $687 million, more than three times annual revenues, compared to $701 million in the same period last year, and to $700 million in the previous quarter of this year.


Third quarter operating highlights

o Government services continued to play an important role as New Skies signed significant contracts with Comsat Government Services (LMGT) and Lyman Brothers in the United States and with The Services Sound and Vision Corporation (SSVC), a registered charity set up to entertain and inform Britain's Armed Forces around the world, for the distribution of The British Forces Broadcasting Service in Great Britain.

o Embratel, one of the largest telecommunications companies in Latin America, has expanded its capacity with New Skies for provisioning corporate and broadband Internet access throughout the region.

o New Skies signed contracts with Datacom, a Bolivian provider of private telecommunications networks and subsidiary of Entel Bolivia and with CODETEL, one of the leading telecommunications companies in the Caribbean and Latin America.

o New Skies provided occasional use video services for a number of major sporting events including the Pan American Games, the Real Madrid Asian tour and Formula One racing.

o New Skies successfully completed its share repurchase program, acquiring a total of 13,057,024 ordinary shares at a total cost of approximately $54.0 million, reflecting an average price of $4.14. Approximately 93 percent of the repurchased shares came from New Skies' original shareholder base, including the stakes of Deutsche Telekom, KDDI Corporation, SingTel Optus, Singapore Telecom and Teleglobe.


About New Skies Satellites (AEX, NYSE: NSK)
New Skies Satellites is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, data, voice, and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations, Internet service providers and government organizations around the world. New Skies has five satellites in orbit, ground facilities around the world and one additional spacecraft under construction. The company also has secured certain rights to make use of additional orbital positions for future growth. New Skies is headquartered in The Hague, the Netherlands, and has offices in Beijing, Hong Kong, Johannesburg, New Delhi, Sao Paulo, Singapore, Sydney and Washington, D.C. Additional information is available at www.newskies.com.



Conference call:
CEO Dan Goldberg and CFO Andrew Browne will host a conference call today at 5 p.m. (CET). To listen in please dial +44 20 7162 0125, passcode "New Skies".

The call will also be webcast live on the New Skies web site at:
http://www.newskies.com/ir .

The conference call will be available for replay, 24 hours a day for the subsequent 5 working days and will also be archived on New Skies' website. The international dial in number is +44 20 8288 4459 and the UK freephone number is:
0500 637 880. Passcode:869872.

In the unlikely event of a technical problem with the call, please dial the back-up number in the listen-only mode: +44 20 8400 6328, passcode "New Skies".






For enquiries, please contact:
Elizabeth Hess
Corporate Communications, New Skies Satellites             +31 70 306 4133
ehess@newskies.com                                         +31 6 2906 2492

Boris Djordjevic
Investor Relations, New Skies Satellites                   +31 70 306 4183
bdjordjevic@newskies.com

Nina Pawlak , Brunswick (New York)                         +1 212 333 3810
npawlak@brunswickgroup.com

Pamela Small, Brunswick (London)                           +44 20 7404 5959
psmall@brunswickgroup.com


Safe Harbor
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 provide a "safe harbor" for forward-looking statements made by an issuer of publicly traded securities and persons acting on its behalf. New Skies Satellites N.V. has made certain forward-looking statements in this document in reliance on those safe harbors. A forward-looking statement concerns the company's or management's intentions or expectations, or are predictions of future performance. These statements are identified by words such as "intends", "expects", "anticipates", "believes", "estimates", "may", "will", "should" and similar expressions. By their nature, forward-looking statements are not a matter of historical fact and involve risks and uncertainties that could cause New Skies' actual results to differ materially from those expressed or implied by the forward-looking statements for a number of reasons. Factors which may affect the future performance of New Skies include: delays or problems in the construction or launch of future satellites; technical performance of in-orbit satellites and earth-based infrastructure; increased competition and changes in technology; growth of and access to the company's target markets; legal and regulatory developments affecting the company's business; and worldwide business and economic conditions, among other things. These risks and other risks affecting New Skies' business are described in the company's periodic filings with the U.S. Securities and Exchange Commission, including but not limited to New Skies' Annual Report on Form 20-F for the year ended December 31, 2002. Copies of these filings may be obtained by contacting the SEC. New Skies disclaims any obligation to update the forward-looking statements contained in this document.


New Skies Satellites N.V. and Subsidiaries
Consolidated balance sheets

September 30, 2003 and December 31, 2002
(In thousands of U.S. Dollars, except share data)
---------------------------------------------------------------------------------------------------
                                                                September 30,       December 31,
                                                                     2003               2002
                                                               ---------------     ---------------
Assets                                                            (unaudited)
Current Assets
Cash and cash equivalents                                      $      20,579        $       8,329
Trade receivables                                                     42,482               39,109
Prepaid expenses and other assets                                      7,937               10,885
                                                               --------------       --------------
Total Current Assets                                                  70,998               58,323

Communications, plant and other property, net                      1,031,248            1,058,119
Deferred tax asset                                                     9,124               10,087
Other assets                                                             774                1,226
                                                               --------------       --------------

TOTAL                                                          $   1,112,144        $   1,127,755
                                                               ==============       ==============

Liabilities and Shareholders' Equity

Current Liabilities
Short-term debt                                                $         -          $      10,000
Accounts payable and accrued liabilities                              17,653               18,396
Income taxes payable                                                  31,958               29,124
Deferred revenues and other liabilities                                8,084                8,994
Satellite performance incentives                                       6,365                6,218
                                                               --------------       --------------
Total Current Liabilities                                             64,060               72,732

Long Term Liabilities                                                 51,363               35,990

Shareholders' Equity
Governance preference shares (227,530,000 shares
  authorized, par value (euro)0.05; none issued)                           -                    -
Cumulative preferred financing shares (22,753,000 shares
  authorized, par value(euro)0.05; none issued)                            -                    -
Ordinary Shares (204,777,000 shares authorized, par value
  (euro)0.05; 130,575,241 and 130,570,241 shares issued,
  respectively)                                                        6,026                6,026
Additional paid-in capital                                           978,486              977,506
Retained earnings                                                     65,407               56,019
Unearned compensation                                                   (314)                (685)
Accumulated other comprehensive income (loss)                            734                 (492)
Treasury stock, at cost (12,951,921 and 5,194,030
  ordinary shares, respectively)                                     (53,618)             (19,341)
                                                               --------------       --------------
Total Shareholders' Equity                                           996,721            1,019,033
                                                               --------------       --------------

TOTAL                                                          $   1,112,144        $   1,127,755
                                                               ==============       ==============


New Skies Satellites N.V. and Subsidiaries
Consolidated statements of income

Three-month periods ended September 30, 2003 and 2002 (Unaudited)
(In thousands of U.S. dollars, except share data)                   Three-month period ended
                                                                          September 30
                                                                    2003                2002
                                                                    ----                ----

Revenues                                                       $      54,135        $      48,722
                                                               --------------       --------------
Operating expenses:
Cost of operations                                                    13,965               12,504
Selling, general and administrative                                   10,113                9,243
Depreciation                                                          25,560               21,142
                                                               --------------       --------------
Total Operating Expenses                                              49,638               42,889
                                                               --------------       --------------
Operating Income                                                       4,497                5,833

Interest expense and other, net                                          314                  314
                                                               --------------       --------------
Income Before Income Tax Expense                                       4,183                5,519

Income tax expense                                                     1,505                1,987
                                                               --------------       --------------
Net Income                                                     $       2,678        $       3,532
                                                               ==============       ==============

Basic and Diluted Earnings Per Share                           $        0.02        $        0.03
                                                               ==============       ==============


Nine-month periods ended September 30, 2003 and 2002 (Unaudited)
(In thousands of U.S. Dollars, except share data)                    Nine-month period ended
                                                                           September 30
                                                                      2003                 2002
                                                                      ----                 ----

Revenues                                                       $     160,796        $     149,682
                                                               --------------       --------------
Operating expenses:
Cost of operations                                                    39,659               38,014
Selling, general and administrative                                   31,420               29,194
Depreciation                                                          74,186               59,774
                                                               --------------       --------------
Total Operating Expenses                                             145,265              126,982
                                                               --------------       --------------
Operating Income                                                      15,531               22,700

Interest expense and other, net                                          863                  341
                                                               --------------       --------------
Income Before Income Tax Expense                                      14,668               22,359
Income tax expense                                                     5,280                8,050
                                                               --------------       --------------
Income Before Cumulative Effect of Change In Accounting
     Principle (A)                                                     9,388               14,309

Cumulative effect of change in accounting principle,
     relating to goodwill, net of taxes                                    -              (23,375)
                                                               --------------       --------------
Net Income (Loss)                                              $       9,388        $      (9,066)
                                                               ==============       ==============

Basic and Diluted Earnings Per Share:
Income Before Cumulative Effect of Change In Accounting
    Principle                                                  $        0.08        $        0.11
Cumulative effect of change in accounting principle                        -                (0.18)

                                                               --------------       --------------
Basic and diluted earnings per share                           $        0.08        $       (0.07)
                                                               ==============       ==============

(A) The Company adopted the new accounting standard, SFAS 142, "Goodwill and Other Intangible Assets" as of January 1, 2002, which resulted in a one-time non-cash write-down of $23.4 million in respect of the acquisition of the New Skies Networks subsidiary in Australia in March 2000.


New Skies Satellites N.V. and subsidiaries
Consolidated statements of cash flows

Nine-month periods ended September 30, 2003 and 2002 (unaudited)
(In thousands of U.S. Dollars)
---------------------------------------------------------------------------------------------------

                                                                    Nine-month period ended
                                                                          September 30
                                                                    2003                 2002
                                                               --------------       --------------
  Cash flows from operating activities:
  Net income (loss)                                            $       9,388        $      (9,066)

  Adjustments for non-cash items:
     Depreciation                                                     74,186               59,774
     Cumulative effect of change in accounting principle                 -                 23,375
     Deferred taxes                                                      963                  984
     Stock compensation expense                                        1,615                  715

  Changes in operating assets and liabilities:
     Trade receivables                                                (3,276)                 198
     Prepaid expenses and other assets                                 3,071                4,536
     Accounts payable and accrued liabilities                         (1,082)              (3,471)
     Income taxes payable                                              3,143                5,455
     Other liabilities                                                (1,528)               4,895
                                                               --------------       --------------
  Net Cash Provided By Operating Activities                           86,480               87,395
                                                               --------------       --------------

  Cash flows from investing activities:
     Payments for communication, plant and other
       property                                                      (24,505)            (181,013)
                                                               --------------       --------------
  Net Cash Used In Investing Activities                              (24,505)            (181,013)
                                                               --------------       --------------

  Cash flows from financing activities:
     Repayment of short-term borrowings                              (10,000)                 -
     Treasury stock acquired                                         (34,676)                 -
     Stock options exercised                                             135                  -
     Satellite performance incentives and other                       (5,563)              (2,616)
                                                               --------------       --------------
  Net Cash Used In Financing Activities                              (50,104)              (2,616)
                                                               --------------       --------------

  Effect of exchange rate differences                                    379                  (74)
                                                               --------------       --------------

  Net change in cash and cash equivalents                             12,250              (96,308)
  Cash and cash equivalents, beginning of period                       8,329              138,268
                                                               --------------       --------------
  Cash and cash equivalents, end of period                     $      20,579        $      41,960
                                                               ==============       ==============


Cash payments for interest (net of amounts capitalized) were nil for the nine-month periods ended September 30, 2003 and 2002. Income taxes paid amounted to $2.2 million and $2.1 million for the nine-month periods ended September 30, 2003 and 2002, respectively.

New Skies Satellites N.V. and subsidiaries
Notes to the consolidated quarterly financial information

Three- and nine month periods ended September 30, 2003 and 2002 (unaudited)

(1)  Reconciliation of EBITDA (adjusted) to net income (loss)
     New Skies believes earnings before interest, taxes, depreciation, amortization and other expenses, primarily financing costs relating to the $300 million revolving credit facility, (EBITDA adjusted) is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA (adjusted) is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. EBITDA (adjusted) as presented herein may not be comparable to similarly titled measures reported by other companies. EBITDA (adjusted) is reconciled to net income (loss) as follows:

(in thousands of U.S. dollars)         Three-month period ended        Nine-month period ended
                                             September 30,                  September 30,
                                         2003            2002           2003            2002
                                       --------        --------       --------        --------
Net income (loss)                      $  2,678        $  3,532       $  9,388        $ (9,066)
Cumulative effect of change in
  accounting principle (see note 3)           -               -              -          23,375
Income tax expense                        1,505           1,987          5,280           8,050
Interest expense                            324             429          1,511           1,065
Interest expense capitalized               (324)          (429)         (1,511)         (1,065)
Other                                       314             314            863             341
Depreciation                             25,560          21,142         74,186          59,774
                                       ---------       ---------      ---------       ---------
EBITDA (adjusted)                      $ 30,057        $ 26,975       $ 89,717        $ 82,474
                                       =========       =========      =========       =========

(2) Reconciliation of net cash provided by operating activities to free cash flow from operations
     New Skies believes free cash flow from operations is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Free cash flow from operations is not presented as an alternative measure of cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. Free cash flow from operations as presented herein may not be comparable to similarly titled measures reported by other companies. Free cash flow from operations is reconciled to net cash provided by operating activities as follows:

(in thousands of U.S. dollars)         Three-month period ended        Nine-month period ended
                                             September 30,                  September 30,
                                         2003            2002           2003            2002
                                       --------        --------       --------        --------
Net cash provided by operating
  activities                           $ 30,217        $ 24,243       $ 86,480        $ 87,395
Payments for communication, plant
  and other property                     (4,295)        (35,189)       (24,505)       (181,013)
                                       ---------       ---------      ---------       ---------
Free cash flow from operations         $ 25,922        $(10,946)      $ 61,975        $(93,618)
                                       =========       =========      =========       =========

(3)  Cumulative effect of change in accounting principle
     The Company adopted the new accounting standard, SFAS 142, Goodwill and Other Intangible Assets, as of January 1, 2002, which resulted in a one-time non-cash write-down of $23.4 million of goodwill relating to the acquisition of NSN Pty Ltd in Australia in March 2000.

(4)  Stock based compensation
     Effective January 1, 2003, New Skies adopted the fair value based method of accounting for stock compensation under SFAS 123, Accounting for Stock-Based Compensation, transitioning via the prospective method. The following table illustrates the effect on net income and earnings per share if New Skies had applied the fair value recognition provisions of SFAS 123 for all stock-based compensation awards.

(in thousands of U.S. dollars,                      Three-month period ended       Nine-month period ended
except earnings per share data)                           September 30,                  September 30,
                                                      2003            2002           2003            2002
                                                    --------        --------       --------        --------


Net income (loss), as reported                      $  2,678        $  3,532       $  9,388        $ (9,066)
Add: Stock-based employee compensation expense
   included in reported net income, net of taxes         458             222          1,124             565
Less: Total stock-based employee compensation
   expense determined under fair value based
    Method for all awards, net of taxes               (1,212)         (1,392)        (3,844)         (4,065)
                                                    ---------       ---------      ---------       ---------
Pro forma net income (loss)                         $  1,924           2,362          6,668         (12,566)
                                                    =========       =========      =========       =========

Earnings per share:
   Basic and diluted, as reported                   $   0.02            0.03           0.08           (0.07)
                                                    =========       =========      =========       =========
   Basic and diluted, pro forma                     $   0.02            0.02           0.06           (0.10)
                                                    =========       =========      =========       =========

(4) See definition of free cash flow and "Reconciliation of net cash provided by operating activities to free cash flow from operations" in Note 2 of Notes to the consolidated quarterly financial information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



New Skies Satellites N.V.



By: /s/ Andrew Browne
----------------------------
Name: Andrew Browne
Title: CFO and Management Board Member




Date: November 5, 2003